[LETTERHEAD OF CHESAPEAKE LODGING TRUST]

August 7, 2017

VIA EDGAR

Mr. Kevin Woody

Mr. Mark Rakip

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust

Form 10-K for the fiscal year ended December 31, 2016

Filed on February 22, 2017

File No. 1-34572

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated July 19, 2017 (the “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Chesapeake Lodging Trust (the “Trust”), which was filed with the Commission on February 22, 2017.

For convenience of reference, each Staff comment is reprinted below in italics, numbered as it was in the Letter, and is followed by the Trust’s corresponding response.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1.	We note your response dated July 7, 2015 as well as your discussion that the increase in total hotel operating expenses was due in part to certain indirect hotel operating expenses. In future periodic filings, please provide quantitative detail of the material components of indirect hotel operating expenses in your discussion of results of operations as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

RESPONSE: The Trust acknowledges the comment and will provide additional responsive disclosure in future filings, commencing with its quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2017. Please be advised that the Trust intends to include additional information in the notes to the financial statements contained in such periodic filings to quantify the significant components of indirect hotel operating expenses in each period presented, and will address the causes of changes in a given component that have materially impacted the period’s results in its MD&A disclosures.

Schedule III – Real Estate and Accumulated Depreciation, page F-23

2.	In future periodic filings please provide the aggregate cost for Federal income tax purposes.

RESPONSE: The Trust acknowledges the comment and will provide the requested responsive disclosure in future filings containing such Schedule III.

*       *       *

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (571) 349-9452 or by e-mail at dvicari@cltreit.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ Douglas W. Vicari

Douglas W. Vicari

Executive Vice President and

Chief Financial Officer

Chesapeake Lodging Trust

cc:	James L. Francis

Graham J. Wootten

Chesapeake Lodging Trust

Kevin L. Vold

Polsinelli PC